EXHIBIT 99.1

QUARTZ MOUNTAIN CLOSES $550,000 PRIVATE PLACEMENT

October 27, 2022 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the “Company") (TSXV: QZM, OTC Pink: QZMRF) announces that further to its news release of October 24, 2022 and subject to TSX Venture Exchange final approval, the Company has completed a private placement for proceeds of $550,000.

The securities issued pursuant to the private placement are subject to a hold period expiring on February 27, 2023, pursuant to applicable Canadian securities laws.

The proceeds will be used for permitting and exploration project costs and general working capital.

On behalf of the Board of Directors,

Robert Dickinson

Chairman & CEO

For further details, contact Leonie Tomlinson, President at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission at www.sec.gov.